Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

October 24, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited. (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Update on Senior Management Personnel

This is in furtherance to our letter dated September 1, 2025, wherein we had informed that Ms. Archana Bhaskar has resigned from the position of Chief Human Resources Officer (“CHRO”) of the Company, effective from the close of business hours on November 30, 2025.

We wish to inform that basis the recommendation of Nomination, Governance and Compensation Committee, the Board of Directors of the Company, at their meeting held today, i.e., October 24, 2025, have assigned additional responsibilities of CHRO’s office to Mr. Sanjay Sharma, Global Head Operations, and a Senior Management Personnel of the Company, effective from December 1, 2025.

The details required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024, are given in the Annexure enclosed herewith.

The Board Meeting commenced at 2:00 PM (IST) and concluded at 3:57 PM (IST).

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Annexure

Sl. No.	Particulars	Details
1	Reason for change viz. appointment, re-appointment, resignation, removal, death or otherwise;	The Board has assigned additional responsibilities of CHRO’s office to Mr. Sanjay Sharma, Global Head Operations and a Senior Management Personnel of the Company.
2	Date of appointment/re-appointment/cessation (as applicable) & term of appointment/re-appointment	December 1, 2025
3	Brief profile (in case of appointment)

Mr. Sharma is a transformational leader with close to 34 years in the FMCG & Pharmaceuticals industry handling diverse set of roles spanning across Manufacturing, Supply Chain, Sales, ESG and Business Transformation in both emerging and developed markets. Sanjay holds a bachelor’s degree in chemical engineering from IIT Delhi, and Advanced Management Program (AMP) from Harvard Business School.

4	Disclosure of relationships between directors (in case of appointment of a director)	Not applicable